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                                                           OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(1)


                         The Carbide/Graphite Group,Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    140777103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    140777103                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         1,407,500
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   1,407,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,407,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.89%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,407,500
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,407,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,407,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.89%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   140777103                  13D                   Page    of    Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
          Common Stock             The Carbide/Graphite Group,Inc.
                                   One Gateway Center, 19th Floor
                                   Pittsburgh, PA  15222


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                               New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,407,500 shares of Common Stock was approximately $1,759,375.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Bear Stearns had acquired the Common Stock of The Carbide/Graphite Group,Inc. in the ordinary course of its business as a broker/dealer in connection with its market making activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such market making activities. As a result of the acquisition of shares through its market making activities, it filed a report on form 13G on February 9, 2001.

On June 3, 2001, the Issuer publicly announced a financial restructuring and that it had signed an agreement to sell convertible preferred stock to a third-party Questar Partners Fund II, L.P. ("Questar") that would give Questar a controlling interest in the Issuer. Bear Stearns is acting as financial advisor to the Issuer in this transaction. The transaction is subject to shareholder approval. Bear Stearns currently intends to vote its shares at the Issuer's special shareholder meeting.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer as of 6/3/2001.

     (a)Number:                                                 1,407,500
        Percentage:                                              16.89%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:           1,407,500
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition: 1,407,500

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 21, 2000, Bear Stearns was retained by the Issuer to act as financial adviser in connection with the Questar transaction. Bear Stearns will receive a customary fee in connection with its services. In addition, Issuer has agreed to reimburse Bear Stearns for its out-of-pocket expenses and to indemnify Bear Stearns from liability in connection with the services it provides to the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                      None

--------------------------------------------------------------------------------

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.
                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 8, 2001
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Aldo Parcesepe/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I

                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                        Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

John L. Knight            Director

David A. Liebowitz        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Gary M. McLoughlin        Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Richard B. Sachs          Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                   APPENDIX II



                      Trading from 04/5/01 through 06/3/01
                            (Various Firm's Accounts)
                                ***** 06/01 *****
      2,000- CARBIDE/GRAPHITE GROUP INC     1.3600          2,719.90-
      3,000- CARBIDE/GRAPHITE GROUP INC     1.3500          4,049.86-
      3,000- CARBIDE/GRAPHITE GROUP INC     1.4300          4,289.85-
      6,000- CARBIDE/GRAPHITE GROUP INC     1.3500          8,099.73-
                                ***** 05/31 *****
        500  CARBIDE/GRAPHITE GROUP INC     1.4000            700.00
        500  CARBIDE/GRAPHITE GROUP INC     1.3000            650.00
      7,500  CARBIDE/GRAPHITE GROUP INC     1.5500         11,625.00
      7,500- CARBIDE/GRAPHITE GROUP INC     1.5500         11,625.00-
                                ***** 05/30 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.6000            160.00
        300  CARBIDE/GRAPHITE GROUP INC     1.5500            465.00
        300  CARBIDE/GRAPHITE GROUP INC     1.5400            462.00
        500  CARBIDE/GRAPHITE GROUP INC     1.5400            770.00
        500- CARBIDE/GRAPHITE GROUP INC     1.6500            824.97-
        300- CARBIDE/GRAPHITE GROUP INC     1.5400            462.00-
        500- CARBIDE/GRAPHITE GROUP INC     1.5400            769.97-
        500- CARBIDE/GRAPHITE GROUP INC     1.5400            770.00-
      2,700- CARBIDE/GRAPHITE GROUP INC     1.6000          4,319.85-
      6,000- CARBIDE/GRAPHITE GROUP INC     1.5800          9,479.68-
                                ***** 05/29 *****
     15,000  CARBIDE/GRAPHITE GROUP INC     1.5000         22,500.00
        500- CARBIDE/GRAPHITE GROUP INC     1.6000            799.97-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
        800- CARBIDE/GRAPHITE GROUP INC     1.5700          1,255.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5700          1,569.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5200          1,519.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5200          1,519.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5200          1,519.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5200          1,519.94-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5200          3,039.89-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5200          3,039.89-
     15,000- CARBIDE/GRAPHITE GROUP INC     1.5000         22,500.00-
                                ***** 05/25 *****
     35,000  CARBIDE/GRAPHITE GROUP INC     1.5500         54,250.00
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,800- CARBIDE/GRAPHITE GROUP INC     1.5000          2,699.91-
     35,000- CARBIDE/GRAPHITE GROUP INC     1.5500         54,250.00-
                                ***** 05/24 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.6500            165.00
        100  CARBIDE/GRAPHITE GROUP INC     1.5500            155.00
        100  CARBIDE/GRAPHITE GROUP INC     1.6500            165.00
        100  CARBIDE/GRAPHITE GROUP INC     1.6500            165.00
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5500          1,549.94-
  1,465,000  CARBIDE/GRAPHITE GROUP INC     1.0400      1,523,600.00
      3,000- CARBIDE/GRAPHITE GROUP INC     1.6000          4,799.84-
      3,000- CARBIDE/GRAPHITE GROUP INC     1.6000          4,799.84-
        700- CARBIDE/GRAPHITE GROUP INC     1.6000          1,119.96-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,200- CARBIDE/GRAPHITE GROUP INC     1.6000          1,919.93-
      1,300- CARBIDE/GRAPHITE GROUP INC     1.6000          2,079.93-
      1,500- CARBIDE/GRAPHITE GROUP INC     1.4000          2,099.93-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5000          2,999.90-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5800          3,159.89-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
  1,465,000- CARBIDE/GRAPHITE GROUP INC     1.0400      1,523,600.00-
                                ***** 05/23 *****
        200  CARBIDE/GRAPHITE GROUP INC     1.3000            260.00
        200  CARBIDE/GRAPHITE GROUP INC     1.4000            280.00
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5500          3,099.89-
                                ***** 05/22 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.5900            159.00
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
      1,400- CARBIDE/GRAPHITE GROUP INC     1.5500          2,169.92-
      1,500- CARBIDE/GRAPHITE GROUP INC     1.5000          2,249.92-
                                ***** 05/18 *****
      1,000  CARBIDE/GRAPHITE GROUP INC     1.2500          1,250.00
      1,400- CARBIDE/GRAPHITE GROUP INC     1.5100          2,113.92-
                                ***** 05/17 *****
      1,000  CARBIDE/GRAPHITE GROUP INC     1.3500          1,350.00
      1,000  CARBIDE/GRAPHITE GROUP INC     1.3500          1,350.00
        100- CARBIDE/GRAPHITE GROUP INC     1.5500            154.99-
                                ***** 05/16 *****
        800  CARBIDE/GRAPHITE GROUP INC     1.3500          1,080.00
      1,000  CARBIDE/GRAPHITE GROUP INC     1.3500          1,350.00
      1,500  CARBIDE/GRAPHITE GROUP INC     1.3500          2,025.00
        500- CARBIDE/GRAPHITE GROUP INC     1.6500            824.97-
        500- CARBIDE/GRAPHITE GROUP INC     1.6500            824.97-
      2,500- CARBIDE/GRAPHITE GROUP INC     1.6500          4,124.86-
                                ***** 05/15 *****
        900- CARBIDE/GRAPHITE GROUP INC     1.7500          1,574.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.7500          1,749.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.7500          1,749.94-
      3,000- CARBIDE/GRAPHITE GROUP INC     1.7500          5,249.82-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,500- CARBIDE/GRAPHITE GROUP INC     1.6000          2,399.92-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6000          3,199.89-
                                ***** 05/14 *****
      2,000- CARBIDE/GRAPHITE GROUP INC     1.6085          3,216.89-
      1,500- CARBIDE/GRAPHITE GROUP INC     1.6000          2,399.92-
      1,900- CARBIDE/GRAPHITE GROUP INC     1.6000          3,039.89-
        100- CARBIDE/GRAPHITE GROUP INC     1.5200            151.99-
                                ***** 05/11 *****
        800- CARBIDE/GRAPHITE GROUP INC     1.5000          1,199.96-
      1,200- CARBIDE/GRAPHITE GROUP INC     1.5000          1,799.94-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5000          2,999.90-
                                ***** 05/10 *****
      8,000  CARBIDE/GRAPHITE GROUP INC     1.2500         10,000.00
                                ***** 05/09 *****
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6500          1,649.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6500          1,649.94-
        100- CARBIDE/GRAPHITE GROUP INC     1.5000            149.99-
                                ***** 05/07 *****
      2,500  CARBIDE/GRAPHITE GROUP INC     1.4500          3,625.00
        100- CARBIDE/GRAPHITE GROUP INC     1.5000            149.99-
        200- CARBIDE/GRAPHITE GROUP INC     1.6000            319.98-
                                ***** 05/04 *****
      2,500- CARBIDE/GRAPHITE GROUP INC     1.5000          3,749.87-
                                ***** 05/03 *****
      2,500  CARBIDE/GRAPHITE GROUP INC     1.5000          3,750.00
                                ***** 04/27 *****
      1,900- CARBIDE/GRAPHITE GROUP INC     1.7500          3,324.88-
      2,100- CARBIDE/GRAPHITE GROUP INC     1.7500          3,674.87-
        500- CARBIDE/GRAPHITE GROUP INC     1.6000            799.97-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
                                ***** 04/26 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.6500            165.00
        100  CARBIDE/GRAPHITE GROUP INC     1.6500            165.00
        100  CARBIDE/GRAPHITE GROUP INC     1.7100            171.00
      3,000  CARBIDE/GRAPHITE GROUP INC     1.5500          4,650.00
                                ***** 04/25 *****
      1,000- CARBIDE/GRAPHITE GROUP INC     1.5000          1,499.95-
                                ***** 04/20 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.4200            142.00
                                ***** 04/18 *****
      1,000- CARBIDE/GRAPHITE GROUP INC     1.6000          1,599.94-
      2,000- CARBIDE/GRAPHITE GROUP INC     1.4000          2,799.90-
                                ***** 04/17 *****
        100  CARBIDE/GRAPHITE GROUP INC     1.4000            140.00
        500- CARBIDE/GRAPHITE GROUP INC     1.4000            699.97-
                                ***** 04/16 *****
        300  CARBIDE/GRAPHITE GROUP INC     1.2800            384.00
                                ***** 04/12 *****
      3,200- CARBIDE/GRAPHITE GROUP INC     1.5000          4,799.84-
        500- CARBIDE/GRAPHITE GROUP INC     1.6000            799.97-
                                ***** 04/11 *****
      2,000  CARBIDE/GRAPHITE GROUP INC     1.5000          3,000.00
      2,000- CARBIDE/GRAPHITE GROUP INC     1.5000          3,000.00-
      4,400- CARBIDE/GRAPHITE GROUP INC     1.3500          5,939.80-
                                ***** 04/10 *****
      1,900- CARBIDE/GRAPHITE GROUP INC     1.5700          2,982.90-
                                ***** 04/06 *****
        900- CARBIDE/GRAPHITE GROUP INC     1 3/8           1,237.45-


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).